December 10, 2010

Via Edgar

Brandon A. Hill, Esq.
Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C.  20549

Re:	Juma Technology Corp.
Form 10-K
Filed March 29, 2010
File No. 000-51058

Dear Mr. Hill:

Juma Technology Corp. (the “Company”) has filed with the Commission Amendment No. 1 to the above referenced Form 10-K (the “Form 10-K”). For your convenience, we are providing you with three paper copies of Amendment No. 1, marked to show the changes made from the Company’s original Form 10-K, which was filed with the Commission on March 29, 2010. The changes reflected in Amendment No. 1 are intended to respond to the comments set forth in the Staff letter dated November 19, 2010 (the “Comment Letter”).

The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Risk Factors, page 8

Comment:

3.           Please provide risk factor disclosure regarding the company's significant short-term debt burden, or advise us why you do not believe it necessary to do so.

Response:

In response to the Staff’s comment, we have added the requested risk factor disclosure. See page 8.

Brandon A. Hill, Esq.
United States Securities and Exchange Commission
December 10, 2010

Comment:

4.           We note the disclosure on page F-20 that your major supplier has a two million dollar lien on your assets.  To the extent this lien restricts your ability to pledge, assign or sell these encumbered assets, please provide risk factor disclosure regarding these limitations.

Response:

In response to the Staff’s comment, we have added the requested risk factor disclosure. See page 8.

If we are unable to promote and maintain our brands.    .    .  , page 9

Comment:

5.           We note your statement that promotion of your branded products and services, including Avaya, Inc., will depend on you continuing to provide quality services. Please revise this disclosure to clarify your relationship to the "Avava" brand.

Response:

In response to the Staff’s comment, we have modified our disclosures to clarify the Company’s relationship to the “Avaya” brand. See page 9.

Because we outsource certain operations.   .    . ,  page 12

Comment:

6.           We note that you offer certain of your services through third-party service providers. Please revise the disclosure in your "Business" section to describe the operations that you currently outsource and how they contribute to your business.

Response:

In response to the Staff’s comment, we have revised the disclosure in our "Business" section to describe the operations that we currently outsource and how they contribute to our business. See page 4.

Brandon A. Hill, Esq.
United States Securities and Exchange Commission
December 10, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Comment:

7.           Please remove the references to the Private Securities Litigation Reform Act of 1995 from your forward-looking statement disclosure since the safe harbors provided by that Act arc not applicable to your company because your stock is considered a penny stock.

Response:

In response to the Staff’s comment, we have removed the references to the Private Securities Litigation Reform Act of 1995 from our forward-looking statement disclosure. See page 19.

Comment:

8.            Overall, please consider providing an introductory section that identifies the most important themes or other significant matters with which your management is primarily concerned when evaluating your financial condition and operating results. Specifically,  given your auditor's concern about your ability to sustain your operations, your MD&A should address the material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your management is most focused for both the short and long term, as well as the actions they are taking to address these opportunities. challenges and risks.

Response:

In response to the Staff’s comment, we have provided an introductory section that identifies the most important themes or other significant matters with which our management is primarily concerned when evaluating our financial condition and operating results. See page 19.

Comment:

9.            Your discussion regarding results of operation should not consist merely of numeric dollar changes measured from period to period of various line items in the income statement. You should address the underlying reasons for changes in your performance. The focus should be on an analysis of the factors that caused these changes to occur. For example, we note that revenue decreased significantly in 2009 but you merely state that it was predominantly due to decreased sales to existing customers. Please explain what.

Brandon A. Hill, Esq.
United States Securities and Exchange Commission
December 10, 2010

Response:

In response to the Staff’s comment, we have addressed the underlying reasons for changes in our performance. See page 19.

Directors, Executive Officers and Corporate Governance, page 28

Comment:

10.           Pursuant to Item 401(e) of Regulation S-K, please disclose the skills, qualifications and experiences that led you to conclude that the listed individual should serve as directors.

Response:

In response to the Staff’s comment, we have disclosed the skills, qualifications and experiences that led us to conclude that the listed individual should serve as directors. See pages 28-29.

Comment:

11.           Please provide the disclosure regarding “audit committee financial expert” pursuant to Item 407(d)(5) of Regulation S-K.

Response:

In response to the Staff’s comment, we have provided the disclosure regarding “audit committee financial expert” pursuant to Item 407(d)(5) of Regulation S-K. See page 31.

Executive Compensation, page 31

Comment:

12.           Pursuant to Instruction 1 to Item 402(n)(2)(vi), please include a footnote disclosing all assumptions made in the valuation of your options by reference to a discussion of those assumptions in your financial statements.

Brandon A. Hill, Esq.
United States Securities and Exchange Commission
December 10, 2010

Response:

In response to the Staff’s comment, we have included a footnote disclosing all assumptions made in the valuation of our options by reference to a discussion of those assumptions in our financial statements. See page 32.

Company acknowledgement:

We have been authorized by the Company to make the following acknowledgement on its behalf:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filling;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s comments with respect to the Form 10-K/A. If you have any questions with respect to this letter, please contact the undersigned at (212) 752-9700. Thank you for your cooperation.

Very truly yours,

GERSTEN SAVAGE LLP

By: /s/ John H. Riley
      John H. Riley, Partner